UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release Dated November 12, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: November 13, 2014

Exhibit 99.1

WuXi PharmaTech Announces Third-Quarter 2014 Results

SHANGHAI, November 12, 2014 /Xinhua-PRNewswire/ – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the third quarter of 2014.

Third-Quarter 2014 Highlights

•	Net Revenues Increased 18.3% Year Over Year to $173.6 Million

•	Laboratory Services Net Revenues Grew 16.6% Year Over Year to $126.0 Million

•	China-Based Laboratory Services Net Revenues Increased 18.2% Year Over Year to $100.5 Million

•	U.S.-Based Laboratory Services Net Revenues Grew 10.8% Year Over Year to $25.5 Million

•	Manufacturing Services Net Revenues Increased 22.9% Year Over Year to $47.6 Million

•	GAAP Diluted Earnings Per ADS Grew 8.2% Year Over Year to $0.45

•	Non-GAAP Diluted Earnings Per ADS Increased 13.8% Year Over Year to $0.54

Management Comment

“WuXi’s strong momentum continued in the third quarter,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “We achieved 18% year-over-year revenue growth, led by small-molecule manufacturing and biologics. Manufacturing Services, China Lab Services, and U.S. Lab Services each achieved record quarterly revenues. The revenue growth was broad-based, with 23%, 18%, and 11% year-over-year growth in Manufacturing Services, China Lab Services, and U.S. Lab Services, respectively. We exceeded our third-quarter guidance in revenues, and we expect strong year-over-year revenue growth to continue in the fourth quarter.

“Our GAAP and non-GAAP diluted EPS grew 8% and 14%, respectively, both exceeding our third-quarter guidance,” Dr. Li continued. “GAAP gross profit increased 26%, driven by strong revenue growth and productivity improvement. We achieved realized and unrealized gains from our hedging program and an appreciating RMB, as well as a gain from the sale of an investment by our venture fund.

“While achieving this solid revenue and diluted EPS growth, we continued to invest in new capabilities, including talent, laboratories, and technologies, particularly in manufacturing, biologics, genomics, R&D, sales and marketing, and information technology, to drive future revenue growth. Our largest current investment is a two-year, $100 million expansion of our manufacturing facilities in Changzhou that will double our current capacity and meet growing demand in both research manufacturing and commercial manufacturing. We are on track to have the new facilities come on line by the end of 2015.

“At the end of September, we acquired XenoBiotic Laboratories, Inc., a contract research organization located in Plainsboro, New Jersey, and Nanjing, China. The acquisition bolsters WuXi’s Laboratory Testing Division in bioanalytical and DMPK/ADME services, particularly in studies of radio-labeled compounds, provides greater flexibility in service and support options for our North American customers, and gains access to new generic, agricultural, and animal health customers. WuXi will begin to reflect results of operations for XenoBiotic in the fourth quarter. The transaction is expected to be neutral to WuXi’s 2014 diluted EPS and accretive to our 2015 diluted EPS on a non-GAAP basis. Reflecting the contribution of this acquisition, we are increasing our full-year revenue guidance to $670-$672 million.

“We continue to believe that our future is bright,” Dr. Li concluded. “We expect particularly strong growth in small-molecule manufacturing and biologics for the next several years, as we capitalize on the growing late-stage and commercial product pipeline in small-molecule manufacturing and the ramp-up of our biologics manufacturing business. We remain focused on our mission to build the premier open-access R&D platform that enables anyone and any company to discover and develop innovative medicines to benefit the world’s patients.”

Third-Quarter 2014 GAAP Results

Third-quarter 2014 net revenues increased 18.3% year over year to $173.6 million. Revenue growth in Laboratory Services of 16.6% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 22.9% in Manufacturing Services was caused by strong demand in both research manufacturing and commercial manufacturing compared to the third quarter of 2013.

Third-quarter 2014 GAAP gross profit increased 25.5% year over year to $66.2 million due to 18.3% revenue growth and productivity improvements. Gross margin increased year over year to 38.1% from 35.9% mainly due to improved productivity and the ramp-up of biologics services, partially offset by increased labor costs in China. Gross margin in Manufacturing Services increased year over year to 35.9% from 30.0%. Gross margin in Laboratory Services increased year over year to 39.0% from 38.1%.

Third-quarter 2014 GAAP operating income increased 2.1% year over year to $27.8 million due to the 25.5% increase in gross profit, partially offset by increased selling and marketing expenses, general and administrative expenses including hiring of senior management, and research and development expenses in biologics, discovery biology, genomics, and other areas. Operating margin declined to 16.0% from 18.5% due to these increased selling and marketing, general and administrative, and research and development expenses.

Third-quarter 2014 GAAP net income increased 5.3% year over year to $32.0 million due to the 2.1% year-over-year increase in operating income, a $2.6 million gain on the sale of an investment by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates, partially offset by lower mark-to-market gains on foreign-exchange forward contracts ($2.1 million in the third quarter of 2014 compared to $2.6 million in the third quarter of 2013), lower realized gains on settled foreign-exchange forward contracts ($1.5 million in the third quarter of 2014 compared to $3.1 million in the third quarter of 2013), and a higher effective tax rate compared to the third quarter of 2013 due to the mix of taxable income and certain non-recurring tax benefits we received in 2013.

Third-quarter 2014 GAAP diluted earnings per ADS increased 8.2% to $0.45 due to the 5.3% increase in net income and a lower number of outstanding ADSs as a result of share purchases earlier in the year. Third-quarter 2014 GAAP comprehensive income increased 4.4% year over year to $41.0 million due to the 5.3% increase in GAAP net income and favorable currency translation adjustments, offset by lower unrealized gains on available-for-sale securities, and a cash flow hedge.

Third-Quarter 2014 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Third-quarter 2014 non-GAAP gross profit increased 26.0% year over year to $67.8 million due to the 18.3% revenue growth and productivity improvements. Non-GAAP gross margin increased year over year to 39.1% from 36.7% due to improved productivity and the ramp-up of biologics services, offset by increased labor costs in China.

Third-quarter 2014 non-GAAP operating income increased 8.4% year over year to $33.9 million due to the 26.0% increase in non-GAAP gross profit, partially offset by increased selling and marketing expenses, general and administrative expenses including hiring of senior management, and research and development expenses in biologics, discovery biology, genomics, and other areas. Non-GAAP operating margin decreased to 19.5% from 21.3% due to increased selling and marketing, general and administrative, and research and development expenses.

Third-quarter 2014 non-GAAP net income increased 10.7% year over year to $38.2 million due to the 8.4% year-over-year increase in operating income, a $2.6 million gain on the sale of an investment by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates, partially offset by lower mark-to-market gains on foreign-exchange forward contracts ($2.1 million in the third quarter of 2014 compared to $2.6 million in the third quarter of 2013), lower realized gains on settled foreign-exchange forward contracts ($1.5 million in the third quarter of 2014 compared to $3.1 million in the third quarter of 2013), and a higher effective tax rate compared to the third quarter of 2013 due to the mix of taxable income and certain non-recurring tax benefits we received in 2013.

Third-quarter 2014 non-GAAP diluted earnings per ADS increased 13.8% year over year to $0.54 due to the 10.7% increase in net income and a lower number of outstanding ADSs as a result of share purchases earlier in the year.

Nine-Month 2014 GAAP Results

Nine-month 2014 net revenues increased 14.9% year over year to $483.6 million. Revenue growth in Laboratory Services of 12.9% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 20.7% in Manufacturing Services was caused by strong demand in both research manufacturing and commercial manufacturing compared to the first nine months of 2013.

Nine-month 2014 GAAP gross profit increased 19.4% year over year to $181.4 million due to 14.9% revenue growth and productivity improvements. Gross margin increased year over year to 37.5% from 36.1% mainly due to improved productivity, the ramp-up of biologics services, and a depreciating RMB relative to the U.S. dollar in the first half of 2014, partially offset by increased labor costs in China. Gross margin in Manufacturing Services increased year over year to 32.7% from 30.2%. Gross margin in Laboratory Services increased year over year to 39.3% from 38.2%.

Nine-month 2014 GAAP operating income increased 4.3% year over year to $79.2 million due to the 19.4% increase in gross profit, partially offset by increased selling and marketing expenses, general and administrative expenses including hiring of senior management, and research and development expenses in biologics, discovery biology, genomics, and other areas. Operating margin declined to 16.4% from 18.0% due to these increased selling and marketing, general and administrative, and research and development expenses.

Nine-month 2014 GAAP net income decreased 3.1% year over year to $79.2 million due to mark-to-market losses on foreign-exchange forward contracts of $14.3 million in the first nine months of 2014 compared to mark-to-market gains of $6.8 million in the first nine months of 2013, lower realized gains on settled foreign-exchange forward contracts ($4.9 million in the first nine months of 2014 compared to $5.8 million in the first nine months of 2013), and a higher effective tax rate compared to the first nine months of 2013 due to the mix of taxable income and certain non-recurring tax benefits we received in 2013, partially offset by the 4.3% year-over-year increase in operating income, $9.7 million of gains on the sale of investments by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates.

Nine-month 2014 GAAP diluted earnings per ADS decreased 2.7% to $1.10 due to the 3.1% decrease in net income, partially offset by a slightly lower number of outstanding ADSs as a result of share purchases earlier in the year. Nine-month 2014 GAAP comprehensive income decreased 23.0% year over year to $76.9 million due to the 3.1% decrease in GAAP net income, unfavorable currency translation adjustments, lower unrealized gains on available-for-sale securities, and a cash flow hedge.

Nine-Month 2014 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Nine-month 2014 non-GAAP gross profit increased 19.6% year over year to $185.8 million due to the 14.9% revenue growth and productivity improvements. Non-GAAP gross margin increased year over year to 38.4% from 36.9% due to improved productivity, the ramp-up of biologics services, and a depreciating RMB relative to the U.S. dollar in the first half of 2014, offset by increased labor costs in China.

Nine-month 2014 non-GAAP operating income increased 9.0% year over year to $95.7 million due to the 19.6% increase in non-GAAP gross profit, partially offset by increased selling and marketing expenses, general and administrative expenses including hiring of senior management, and research and development expenses in biologics, discovery biology, genomics, and other areas. Non-GAAP operating margin decreased to 19.8% from 20.9% due to increased selling and marketing, general and administrative, and research and development expenses.

Nine-month 2014 non-GAAP net income increased 2.2% year over year to $95.7 million due to the 9.0% year-over-year increase in operating income, $9.7 million of gains on the sale of investments by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates, partially offset by mark-to-market losses on foreign-exchange forward contracts of $14.3 million in the first nine months of 2014 compared to mark-to-market gains of $6.8 million in the first nine months of 2013, lower realized gains on settled foreign-exchange forward contracts ($4.9 million in the first nine months of 2014 compared to $5.8 million in the first nine months of 2013), and a higher effective tax rate compared to the first nine months of 2013 due to the mix of taxable income and certain non-recurring tax benefits we received in 2013.

Nine-month 2014 non-GAAP diluted earnings per ADS increased 2.7% year over year to $1.33 due to the 2.2% increase in net income and a slightly lower number of outstanding ADSs as a result of share purchases earlier in the year.

Full-Year 2014 Financial Guidance

WuXi PharmaTech updates its full-year 2014 financial guidance:

•	Total net revenues of $670-$672 million including XenoBiotic revenue, or $666-$668 million excluding XenoBiotic revenue, compared to previous guidance of $665-$670 million

•	GAAP diluted earnings per ADS of $1.55-$1.58, compared to previous guidance of $1.55-$1.59

•	Non-GAAP diluted earnings per ADS of $1.83-$1.86, compared to previous guidance of $1.82-$1.86

•	Capital expenditures of $95-$100 million, the same as previous guidance, driven primarily by capacity expansion in small-molecule manufacturing and investment in laboratories and technology in genomics, biologics, and biology

Fourth-Quarter 2014 Financial Guidance

WuXi PharmaTech provides the following fourth-quarter 2014 financial guidance:

•	Total net revenues of $186-$188 million

•	GAAP diluted earnings per ADS of $0.45-$0.48

•	Non-GAAP diluted earnings per ADS of $0.50-$0.53

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	September 30, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	156,829	88,871
Restricted cash	611	3,145
Short-term investments	224,548	302,267
Accounts receivable, net	152,176	126,996
Amount due from related parties	2,754	1,168
Inventories	45,107	45,097
Prepaid expenses and other current assets	33,082	31,436

Total current assets	615,107	598,980

Non-current assets:
Goodwill*	49,473	31,087
Property, plant and equipment, net	307,724	279,254
Long-term investments	35,723	21,781
Intangible assets, net*	25,179	7,128
Land use rights	5,465	5,604
Deferred tax assets	738	251
Other non-current assets	4,916	4,782

Total non-current assets	429,218	349,887

Total assets	1,044,325	948,867

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	112,726	67,853
Accounts payable	48,710	33,477
Amount due to related parties	145	218
Accrued expenses	34,588	34,605
Deferred revenue	23,964	28,149
Advanced subsidies	13,967	13,958
Other taxes payable	2,729	107
Other current liabilities	22,222	15,738

Total current liabilities	259,051	194,105

Non-current liabilities:
Long-term debt, excluding current portion	23,953	11,124
Advanced subsidies	2,449	2,295
Other non-current liabilities*	12,483	6,594

Total non-current liabilities	38,855	20,013

Total liabilities	297,936	214,118

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 560,154,325 and 572,270,834 issued and outstanding as of September 30, 2014 and December 31, 2013, respectively)	11,203	11,445
Additional paid-in capital	288,138	353,173
Retained earnings	382,329	303,171
Accumulated other comprehensive income	64,719	66,960

Total shareholders’ equity	746,389	734,749

Total liabilities and equity	1,044,325	948,867

*	A preliminary allocation of the purchase price of XenoBiotic Laboratories, Inc., to the assets acquired and liabilities assumed was made based on available information and incorporating management’s current estimates. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed. The final allocation of the purchase price may differ from this preliminary allocation.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
Net revenues:
Laboratory Services	126,034	108,060	16.6%	351,501	311,444	12.9%
Manufacturing Services	47,524	38,659	22.9%	132,128	109,467	20.7%

Total net revenues	173,558	146,719	18.3%	483,629	420,911	14.9%

Cost of revenues:
Laboratory Services	(76,883)	(66,929)	14.9%	(213,368)	(192,557)	10.8%
Manufacturing Services	(30,485)	(27,053)	12.7%	(88,906)	(76,456)	16.3%

Total cost of revenues	(107,368)	(93,982)	14.2%	(302,274)	(269,013)	12.4%

Gross profit:
Laboratory Services	49,151	41,131	19.5%	138,133	118,887	16.2%
Manufacturing Services	17,039	11,606	46.8%	43,222	33,011	30.9%

Total gross profit	66,190	52,737	25.5%	181,355	151,898	19.4%

Operating expenses:
Selling and marketing expenses	(5,944)	(3,859)	54.0%	(15,485)	(12,233)	26.6%
General and administrative expenses	(26,769)	(18,656)	43.5%	(71,769)	(56,077)	28.0%
Research and development expenses	(5,726)	(3,031)	88.9%	(14,935)	(7,707)	93.8%

Total operating expenses	(38,439)	(25,546)	50.5%	(102,189)	(76,017)	34.4%

Operating income	27,751	27,191	2.1%	79,166	75,881	4.3%

Other income (expenses), net:
Loss from equity-method investments	(743)	(1,404)	(47.1%)	(2,386)	(2,926)	(18.5%)
Other income (expenses), net	8,303	8,084	2.7%	7,483	18,248	(59.0%)
Interest income (expenses), net	3,946	2,500	57.8%	12,695	6,091	108.4%

Total other income (expenses), net	11,506	9,180	25.3%	17,792	21,413	(16.9%)

Income before income taxes	39,257	36,371	7.9%	96,958	97,294	(0.3%)
Income tax expense	(7,257)	(5,992)	21.1%	(17,800)	(15,583)	14.2%

Net income	32,000	30,379	5.3%	79,158	81,711	(3.1%)

Other comprehensive income, net of tax:
Currency translation adjustments	7,444	2,282	226.2%	(3,714)	11,635	(131.9%)
Unrealized gains on available-for-sale securities	2,181	6,596	(66.9%)	2,106	6,596	(68.1%)
Cash flow hedge	(632)	—	NA	(632)	—	NA

Comprehensive income	40,993	39,257	4.4%	76,918	99,942	(23.0%)

Basic net earnings per ADS	0.46	0.43	7.7%	1.12	1.16	(2.9%)
Diluted net earnings per ADS (GAAP)	0.45	0.42	8.2%	1.10	1.13	(2.7%)

Weighted average ADS outstanding – basic	69,573,192	71,142,534	(2.2%)	70,563,939	70,731,872	(0.2%)
Weighted average ADS outstanding – diluted	71,091,504	73,057,785	(2.7%)	72,127,058	72,423,827	(0.4%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change

GAAP gross profit	66,190	52,737	25.5%	181,355	151,898	19.4%
GAAP gross margin	38.1%	35.9%		37.5%	36.1%
Adjustments:
Share-based compensation	1,597	1,067	49.7%	4,283	3,247	31.9%
Amortization of acquired intangible assets	48	48	0.0%	145	212	(31.6%)

Non-GAAP gross profit	67,835	53,852	26.0%	185,783	155,357	19.6%
Non-GAAP gross margin	39.1%	36.7%		38.4%	36.9%

GAAP operating income	27,751	27,191	2.1%	79,166	75,881	4.3%
GAAP operating margin	16.0%	18.5%		16.4%	18.0%
Adjustments:
Share-based compensation	6,121	4,052	51.1%	16,406	11,700	40.2%
Amortization of acquired intangible assets	48	48	0.0%	145	212	(31.6%)

Non-GAAP operating income	33,920	31,291	8.4%	95,717	87,793	9.0%
Non-GAAP operating margin	19.5%	21.3%		19.8%	20.9%

GAAP net income	32,000	30,379	5.3%	79,158	81,711	(3.1%)
GAAP net margin	18.4%	20.7%		16.4%	19.4%
Adjustments:
Share-based compensation	6,121	4,052	51.1%	16,406	11,700	40.2%
Amortization of acquired intangible assets	48	48	0.0%	145	212	(31.6%)
Deferred tax impact related to acquired intangible assets	(17)	(17)	0.0%	(50)	(66)	(24.2%)

Non-GAAP net income	38,152	34,462	10.7%	95,659	93,557	2.2%
Non-GAAP net margin	22.0%	23.5%		19.8%	22.2%

Income attributable to holders of ADS (Non-GAAP):
Basic	38,152	34,462	10.7%	95,659	93,557	2.2%
Diluted	38,152	34,462	10.7%	95,659	93,557	2.2%

Basic earnings per ADS (Non-GAAP)	0.55	0.48	13.2%	1.36	1.32	2.5%
Diluted earnings per ADS (Non-GAAP)	0.54	0.47	13.8%	1.33	1.29	2.7%

Weighted average ADS outstanding – basic (Non-GAAP)	69,573,192	71,142,534	(2.2%)	70,563,939	70,731,872	(0.2%)
Weighted average ADS outstanding – diluted (Non-GAAP)	71,091,504	73,057,785	(2.7%)	72,127,058	72,423,827	(0.4%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
Net revenues:
China-based Laboratory Services	100,489	85,000	18.2%	277,848	242,844	14.4%
China-based Manufacturing Services	47,524	38,659	22.9%	132,128	109,467	20.7%

Subtotal	148,013	123,659	19.7%	409,976	352,311	16.4%
U.S.-based Laboratory Services	25,545	23,060	10.8%	73,653	68,600	7.4%

Total net revenues	173,558	146,719	18.3%	483,629	420,911	14.9%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on November 13, 2014, to discuss its third-quarter 2014 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States – New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	7520886

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	7520886

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our fourth-quarter and full-year 2014 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, to compete effectively, and to complete the expansion of our manufacturing facilities in Changzhou. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2013. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the third-quarter and nine-month 2013 and 2014 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS, and estimated fourth-quarter and full-year 2014 diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Associate Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com